Exhibit 4.(a)4.2

AMENDMENT TO LEASE AGREEMENT

SMU S.A. AND OTHERS

CORPBANCA

In the City of Santiago, on June 4, 2014, between SMU S.A., Rol Único Tributario (Taxpayer’s ID) No. 76.012.676-4, RENDIC HERMANOS S.A., Rol Único Tributario (Taxpayer’s ID) No. 81.537.600-5, formerly SUPERMERCADOS BRYC S.A. and SUPER 10 S.A., Rol Único Tributario (Taxpayer’s ID) No. 76,012,833-3, formerly DISTRIBUIDORA SUPER 10 S.A., all of them represented by Marcelo Patricio Gálvez Saldías, a Chilean, married, commercial engineer, national identity card No. 9.544.470-9, all of them domiciled for these purposes at Cerro El Plomo 5.680, floor 10, in Las Condes, in the City of Santiago, Metropolitan Region, hereinafter also referred to as “SMU”, the “Companies” or the “sublessors”, as parties of the first part; and CORPBANCA, a sociedad anónima bancaria (banking company), Rol Único Tributario (Taxpayer’s ID) No. 97.023.000- 9, represented by Fernando Massú Taré, a Chilean, married, commercial engineer, national identity card No. 6.783.826-2, both of them domiciled at Rosario Norte No. 660, 10th floor, in Las Condes, in the City of Santiago, Metropolitan Region, hereinafter also referred to as the “Bank” or “Sub-lessees”; all the appearing parties who are of legal age and have evidenced their identities by the identity cards mentioned above, state as follows:

SECTION ONE: By a public deed dated November 26, 2008, executed at the notarial office of the City of Santiago, of the notary public José Musalem Saffie, supplemented by a private instrument executed and notarized on the same date, and amended by a public deed dated January 30, 2009 executed at the same notarial office, the Companies subleased to the Bank several areas in the Supermarkets leased by them, for the installation of Automatic Teller Machines (hereinafter also referred to as “ATMs”), under the terms and conditions set forth in those instruments.

By a private instrument dated July 1, 2011, the parties agreed to amend some provisions of the aforementioned agreement, as established therein.

The agreement referred to above as supplemented and amended is hereinafter referred to as the Agreement.

SECTION 2: By this instrument the appearing parties agree to amend some provisions of the Agreement and the exhibits, under the terms and conditions hereinafter stated:

a) As from the date hereof, Corpbanca shall be entitled to remove those ATMs proving to have carried out less than 2,000 monthly transactions, singled out in the list attached hereto, which after being signed by the contracting parties is made a part hereof, and which does not exempt it from continuing paying the monthly rent of U.F. 27.5 (U.F. 19.2 after the early payment discount) for each of the sublet places wherefrom the ATMs have been withdrawn. Until the advance payment paid to SMU has been extinguished, and the Bank may, if it deems it appropriate, install an ATM in another place proposed by SMU. After the expiration of 30 days from the date hereof, the Bank may remove the other ATMs only to the extent they are below the break-even point, for the calculation of which the total number of ATMs not removed must be taken into account. To such effects, the break-even point is defined as the maximum number of ATMs that are installed, the group profitability of which is equal to zero or as close as possible to zero, without it implying any loss for the Bank, hereinafter also called the “ATM Park”. The lease of ATMs that are beyond the break-even point, that is, those that are not part of the ATMs Park, shall not be taken into account for the calculation of the group profitability. The parties agree to jointly negotiate the new prices for the Securities Transportation service in order to make the greatest efforts to obtain a lower cost for such item. The parties shall comply with the foregoing provision within a term of 30 days from the execution date hereof. The aforementioned term will be used to calculate a new group profitability of the ATMs Park as of that date, considering the new rates agreed upon by the Securities Transport service and the average of the remaining costs and transactions for the last 3 months available, thus defining the new break-even point.

b) Moreover, Corpbanca shall continue paying the rent for those sublet premises or spaces where, given the requirements set forth in the Supreme Decree No. 222 enacted by the Ministry of Foreign Affairs, (published in the Official Gazette on October 30, 2013) or any other regulation in this respect, the authority does not allow the ATMs installation, operation or conditioning, excluding those impossibilities deriving from the design and conditions of the Supermarkets. However, SMU may allocate a space in another Supermarket for which the Bank shall pay the same rent, but without being obliged to install any ATMs. The Bank, shall give evidence of such circumstances by the same mechanisms established in Supreme Decree No. 222 or by those established by the regulations to such effect. In addition to what is set forth in paragraph a) above, regarding the spaces from which Corpbanca has removed its ATMA and continues paying the monthly rent of U.F. 27.5 (U.F. 19.2 after the early payment discount), the Bank is hereby expressly authorized to Sublet such spaces to other Banks. Furthermore, SMU may also be able to negotiate with other banks the highest possible rent for the installation of ATMs at the indicated premises or places, but must have the prior authorization of Corpbanca. However, Corpbanca shall be bound to accept the rent offered by another banking institution for subletting the premises, as detailed in the following table:

Term within which Corpbanca undertakes to accept the Rent or Rate	Rent or Rate to be accepted b Corpbanca
(days)	(U.F.)
0 — 15 16 - 30 31 - 45 46 - 60 61 - 90 91 - 120 120	U.F. 19.2 U.F. 18.0 U.F. 16.0 U.F. 13.0 U.F. 9.0 U.F. 4.0 U.F. 0.0

After the expiration of the term of 120 days indicated in the table above, it shall be understood that SMU should not request any authorization from Corpbanca for the installation of ATMs at such places, so that Corpbanca must execute the respective Sublease Agreement with the bank with which SMU has made such agreement. Notwithstanding the foregoing, SMU may only take into account the amount of the rent as a negotiating element in those negotiations carried out with other banks for such spaces. In the event that Corpbanca sub-leases any of the available spaces to another banking institution, the rent to be agreed upon with the banking institution shall be directly paid to Corpbanca for subleasing purposes.

d) The Company may extend the lease and sublease agreements that were in force as of from the date of this instrument, the Companies may extend the lease and sublease agreements that were in force on November 26, 2008 and execute new lease and sublease agreements with other financial institutions wishing to install ATMs in the Supermarkets. However, before closing the negotiation with any institution, SMU must first offer such spaces to Corpbanca, who shall have to accept all of them within a period of 10 calendar days following the written notice thereof, not being able to accept the offer only for some of them. In the event that Corpbanca fails to respond within that period, SMU may close the deal with the other bank.

e)    Also as of such date, SMU shall be able to negotiate with other banks the ATMs installation in the new premises and in any unoccupied spaces or in those spaces which have never been occupied by Corpbanca. However, before closing the negotiation with any institution, SMU must first offer them to Corpbanca, who shall have to accept all of them within a period of 10 calendar days following the written notice thereof, not being empowered to accept the offer only for some of them. In the event that Corpbanca fails to respond within that period, SMU may close the deal with the other bank. This option will not apply to those spaces that Corpbanca has left vacant as a consequence of the removal of an existing ATM, in which case the provisions set forth in paragraph c) of section two above shall apply.

f) The new ATMS that Corpbanca decides to install in SMU premises shall maintain the same rent in force, amounting to U.F. 27.5 (U.F. 19.2 per month, by application of the early payment discount), including those cases specified in paragraphs d) and e) above.

g) In accordance with the provisions set forth in the preceding paragraphs, the total number of ATMs to be installed in the Supermarkets, as well as the installation place and time, shall no longer be agreed upon by the parties during the effective term of the Agreement as established in the amendment dated July 1, 2011, and shall be thereafter established based on the provisions set forth in the preceding paragraphs hereof.

h) Consequently, the Agreement will not necessarily terminate on December 31, 2019, but will expire on the date on which the Bank uses the total UF amount of 1,152,213.

i) As from such date, SMU shall be entitled to request the Bank to remove ATMs from any place or space in the Supermarket, provided that said removal does not mean or cause a reduction in the aggregate profitability of the Bank’s remaining ATMs Park, i.e., the joint profitability of the ATMs requested to be removed shall be equal to zero or as close to zero as possible. The foregoing provision shall not apply to those ATM which must be removed as a consequence of the potential closure of a Supermarket

Once SMU exercises the aforementioned right, Corpbanca shall be entitled to define which ATMs or spaces will be removed to compensate for the loss of profitability of the spaces or ATMs that SMU has requested to withdraw. In addition, the number of ATMs to be removed shall no imply that the ATMs or spaces be less than 100. Should SMU exercise the aforementioned right, i.e., it decides to remove the ATMs, the Bank will be exempt from the payment of the rent for each unused space or ATM withdrawn, in accordance herewith, whether the removal has been requested by SMU or Corpbanca, amounting to UF 27.5 (U.F.19.2 by application of the early payment discount).

SECTION THREE: The parties further represent that those provisions of the Agreement which have not been modified or changed by this instrument shall remain valid and in full force and effect.

LEGAL CAPACITIES

The legal capacity of Marcelo Patricio Gálvez Saldías, to act in the name and on behalf of SMU S.A. arises from the public deed executed on January 6, 2014 at the Notarial Office of Santiago in charge of Juan Torrealba Acevedo

The legal capacity of Marcelo Patricio Gálvez Saldías, to act in the name and on behalf of RENDIC HERMANOS S.A. arises from the public deed executed on December 27, 2013 at the Notarial Office of Santiago in charge of ván Torrealba Acevedo.

The legal capacity of Marcelo Patricio Gálvez Saldías, to act in the name and on behalf of SUPER DIEZ S.A. arises from the public deed executed on December 27, 2013 at the Notarial Office of Santiago in charge of Iván Torrealba Acevedo.

The legal capacity of Fernando Massú Taré to act in the name and on behalf of CORPBANCA, arises from the public deeds executed on April 26, 2001 and February 16, 2012 both of them executed at the notarial office of the City of Santiago of José Musalem Saffie.

/s/ Marcelo Patricio Gálvez Saldías
Marcelo Patricio Gálvez Saldías SMU S.A. SUPER DIEZ S.A. RENDIC HERMANOS S.A.

/s/ Fernando Massú Taré
Fernando Massú Taré CORPBANCA

Exhibit “Amendment to the Sublease Agreement SMU S.A. And others to Corpbanca”.

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